January 13, 2011

VIA EDGAR AND FEDERAL EXPRESS

Russell Mancuso

Division of Corporation Finance Branch Chief

Securities & Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Kopin Corporation

Definitive Proxy Statement on Schedule 14A

Filed March 17, 2010

File No. 000-19882

Dear Mr. Mancuso,

This letter is in response to comments received in the letter dated December 22, 2010 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to John C.C. Fan, President and Chief Executive Officer and Chairman of the Board of Directors of Kopin Corporation (the “Company”), and a follow-up conversation with the Staff on January 11, 2011, regarding incorrect information contained the Company’s Named Executive Officer Summary Compensation Table in its 2010 Definitive Proxy Statement on Schedule 14A filed on March 17, 2010 (the “Proxy Statement”). In response to the Staff’s verbal comments on January 11, 2011, we note that while the Company does not believe an amendment of its 2009 Annual Report on Form 10-K is required to be filed to reflect the inaccuracies in its Proxy Statement, the Company does confirm that disclosure of the corrected compensation amounts on a Form 8-K filing is appropriate. As such the Company shall file contemporaneously with this letter a Form 8-K setting forth the corrected Named Executive Officer Summary Compensation Table.

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience. If you have any further questions, please contact the undersigned at 508.824.6696.

Very truly yours,

/s/ Richard A. Sneider

Richard A. Sneider

Chief Financial Officer

Cc:	Aslynn Hogue, U.S. Securities and Exchange Commission

John, J. Concannon, Bingham McCutchen LLP